

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 5, 2008

Michael R. Klein
Vice Chairman and Lead Director
Perini Corporation
73 Mt. Wayte Avenue
Framingham, Massachusetts 01701

      Re: **Perini Corporation**
              Preliminary Proxy Statement on Schedule 14A
              Filed August 4, 2008
              File No. 1-06314

Dear Mr. Klein:

      We reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1. Basis of Pro Forma Presentation, page 116

1. We note that your preliminary estimated purchase price is based on the closing market price of Perini common stock on April 2, 2008. Given that 70% of the shares held by the Tutor Group are subject to various restrictions, please tell us what consideration you gave to applying a discount to the closing market price of the securities on April 2, 2008 in determining the fair value of these shares. Reference FAS 157.

      You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 or Brigitte Lippmann at (202) 551-3713, with any other questions.

                           Sincerely,

                           Pamela A. Long
                           Assistant Director

cc: Mark D. Director, Esq.
        Kirkland & Ellis LLP